

October 1, 2013

Via E-mail
Ryo Kubota, M.D., Ph.D.
Chairman, President and Chief Executive Officer
Acucela, Inc.
1301 Second Avenue, Suite 1900
Seattle, Washington 98101

> **Re:** **Acucela, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted September 18, 2013**
> **CIK No. 0001400482**

Dear Dr. Kubota:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 41

1. As a continuing reminder to comment two, since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and continue to present the following comments. We may have further comments in this regard when the amendment containing that information is filed.

    - Please provide in your filing, containing the IPO price range, a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price range. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis.

- Please provide additional disclosure through the date of effectiveness for all additional equity issuances including stock options, warrants, convertible preferred stock and debt, if any, since the latest balance sheet date.

Notes To Condensed Financial Statements (unaudited)
Note 6. Equity Transactions
CEO Equity Agreement, page F-36

2. As previously stated please discuss, in your filing containing the IPO price range, how you considered the IPO price in determining the stock compensation recorded for shares issued in 2013 to Dr. Kubota.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact James Peklenk at (202) 551-3661 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

Via E-mail
Stephen M. Graham, Esq.
Fenwick & West LLP
1191 Second Avenue, 10th Floor
Seattle, Washington 98101